The Real Brokerage Strengthens Leadership Team

Alexandra Lumpkin joins as the company's first General Counsel from Lennar

TORONTO & NEW YORK - March 30, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, today announced it has named Alexandra Lumpkin as the company's first General Counsel. Reporting to Real Chairman and Chief Executive Officer Tamir Poleg, she will be responsible for directing the company's legal and compliance matters.

"We are thrilled to welcome Alix to our leadership team. She is an incredibly talented attorney who joins Real with an ideal combination of industry experience and achievements," Poleg said. "Alix is an excellent addition to our leadership team as we continue to scale our business, instill a performance culture and achieve greater results for all of our stakeholders."

Lumpkin brings extensive knowledge of the residential real estate industry, having spent nearly a decade at Lennar, one of the nation's leading homebuilders.

"I am thrilled to join Real as it continues to rapidly grow its integrated technology across its brokerage, mortgage and title operations," Lumpkin said. "Real's expertise in delivering a performance-oriented platform along with its focus on revolutionizing the real estate experience, is such an appealing combination. I look forward to working with this talented team and helping to further drive its growth and success."

She joined Lennar in 2013 as Associate General Counsel and was elevated to Deputy General Counsel in 2021. While at Lennar, Lumpkin led the company's legal securities and corporate governance function, as well as other legal and advisory roles.

Prior to transitioning to an in-house legal position, Lumpkin focused her practice on advising public and private companies on capital markets transactions, disclosure and corporate governance matters and M&A transactions at Greenberg Traurig, LLP and Holland & Knight LLP, both multinational law firms.

She earned her bachelor's degree from the University of Michigan and J.D. from the University of Florida, Fredric G. Levin College of Law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 45 states, D.C., and three Canadian provinces with over 9,000 agents. Additional information can be found on its website at www.onereal.com.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221